UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant's name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company
Date:	July 24, 2026	By:	/s/ Jessica Syms
			Name:	Jessica Syms
			Title:	Assistant Vice-President, Corporate Secretary and General Counsel

Canadian National Railway Company

Table of Content

Exhibit Number	Description of Exhibit
Ex 99.1	Earnings News Release
Ex 99.2	Unaudited Interim Consolidated Financial Statements and Notes Thereto
Ex 99.3	Management's Discussion and Analysis
Ex 99.4	CEO and CFO Certificates